CrowdCheck Law, LLP
700 12 Street, Suite 700
Washington DC 20005

Mary Beth Breslin

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 4, 2020

Re:	Quara Devices Inc.
Offering Statement on Form 1-A
Filed May 28, 2020
File No. 024-11224

Dear Ms. Breslin:

We acknowledge receipt of comments in your letter of June 24, 2020 regarding the Offering Statement of Quara Devices Inc. (dba Edoceo Devices) (the “Company”), which we have set out below, together with our responses. In consideration of your comments regarding the Company’s business, the Company decided to substantially revise its discussion of its business and its future plans to more clearly distinguish between its bacterial testing platform and its viral testing platform. We appreciate the thoughtfulness of your review of the Company’s disclosure and are hopeful that this revision will provide better clarity overall.

Offering Statement on Form 1-A

Summary

The Company, page 3

1.	You state in your summary and elsewhere that “once testing of QuaraSense is complete, [you] intend to commercialize it, focusing initially on shrimp diseases in the aquaculture market and urinary tract infections . . . in the human market,” implying that both can be accomplished in short time and substantially at the same time. First, revise to clarify when you believe QuaraSense may be “complete” such that it can be commercialized for each identified use. We note the disclosure that the length to market for application in aquaculture, once funded, and if funded, is 9 to 12 months. In an appropriate section of your document, clearly explain each step you must take to reach commercialization of your products to address the potential markets for your product described on pages 2 and 12-17. Also, disclose any material hurdles before you are able to address these markets. If such information is appropriate for your summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your document. When addressing potential FDA approval of the product as a medical device, clarify whether a prototype medical device has been developed, what hurdles remain before submission to the FDA, what device class would be used, and clarify a time frame for seeking approval.

The Company has added disclosure as requested by the Staff. Please see the “The Company’s Business—Strategy” and “The Company’s Business—Our Technology.” The Section entitled “Summary—The Company” has been revised to conform to the more detailed discussion under the “Company’s Business.”

2.	Revise to clarify that you have not completed the purchase of the QuaraSense technology from Pebble Labs and if you are unable to raise the $500,000 to do so by September 30, 2020, you cannot determine whether you will be able to complete the purchase or “commercialize [y]our product at all,” as disclosed on page 5. In addition, please revise your risk factor disclosure on page 5 to clarify what targeted markets are dependent on the Pebble Labs technology and what planned products can be developed solely based on the OptiEnz technology if you are unable to complete the Pebble Labs purchase.

The Company has added disclosure as requested by the Staff. Please see “The Company’s Business—Our Technology,” “The Company’s Business—Intellectual Property” and “Risk Factors—We may not be able to raise enough capital to commercialize our product and begin generating revenue.”

3.	Your summary focuses on the QuaraSense handheld device. Your use of proceeds addresses “viral detection technology” as a secondary use of funds. Please revise to clarify whether your QuaraSense device is able to be commercialized without associated development of viral detection technology, or how the two relate.

The Company has revised its disclosure in “The Company’s Business” in response to the Staff’s comment, as well as conforming changes in “Summary—The Company” and elsewhere in the Offering Circular as appropriate.

Use of Proceeds, Page 11

4.	Revise to clarify for each product how far into the commercialization process you will progress with the funds shown.

The Company has added disclosure as requested by the Staff. Please see the “Use of Proceeds.”

Our History, page 12

5.	Revise to clarify the agreements you have in place, if any, through which persons connected with Pebble Labs or OptiEnz teams have “committed to supporting [y]our company, providing ongoing research into related sensors, regulatory expertise, industry support and expanding the technology of QuaraSense.” File any material agreements as exhibits. To the extent there are no binding obligations, revise this section to clarify. Similarly, revise the disclosure under “Our Strategy” regarding the potential UTI application to clarify with whom you have “advisory relationships,” the nature of the relationships and the identities of the persons you reference, avoiding terms such as “leaders” or “key” without providing appropriate explanation or context.

The Company has revised its disclosure as requested by the Staff. Please see the “The Company’s Business—Our History,” “The Company’s Business—Strategy” and Exhibit 6.6.

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The Company’s Business

Overview, page 12

6.	Provide the material bases for your statement that your prototype is accurate in detecting shrimp disease in the aquaculture market, and for the “key attributes” of your product. As you have yet to complete the purchase of the intellectual property underlying your main product and project 9-12 months from purchase to commercialize your product in the aquaculture setting, it appears premature to describe your product as capable of achieving these results and cost efficiencies and other key attributes.

The Company has revised its disclosure in response to the Staff’s comment. Please see Company’s Business—Summary,” “The Company’s Business—Bacterial Infections – the Problem and How We Address it,” “The Company’s Business—Viral Diseases—the Problem and How We Address it” and “The Company’s Business—Strategy.”

Our Technology, page 16

7.	On page 16, you state that your “planned offering is centered around three product offerings:” QuaraSense, QuaraView, and QuaraTest. Your use of proceeds does not address these three platforms. Revise to clarify which of these platforms are contemplated to be advanced by this offering and to what extent the three relate to each other or are standalone platforms, and the development timeline for these products. If any are not material to your company at this time, explain why disclosure is appropriate.

The Company has revised its disclosure as requested by the Staff. Please see “The Company’s Business—Our Technology” and “Use of Proceeds.” The Company respectfully notes that, in light of its recent acquisition of intellectual property from Colorado State University Research Foundation enabling it to add a separate viral testing platform to its product line, it has rebranded the components of its two product lines as reflected in “The Company’s Business.”

Intellectual Property, page 18

8.	Revise this section to disclose the material term of the agreement with Colorado State University Research Foundation that your milestone payments are based in part on meeting the goals of a development plan you must submit by October 15, 2020. Revise to provide time frames for the expected completion of proof of concept work demonstrating utility for the detection of SARS-CoV-2.

The Company has revised its disclosure as requested by the Staff. Please see “The Company’s Business—Intellectual Property.”

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Compensation of Directors and Executive Officers, page 29

9.	We note certain of your consulting agreements were for the term of one year, beginning June 2019. Revise this section to disclose the potential expiration dates of the consulting agreements and the renewal term.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Compensation of Directors and Executive Officers.”

Plan of Distribution and Selling Security Holders

Investors’ Tender of Funds, page 35

10.	Revise to describe the material terms of the escrow agreement with Prime Trust, LLC.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Plan of Distribution and Selling Security Holders—Investors’ Tender of Funds.”

Plan of Distribution and Selling Security Holders

The Online Platform, page 35

11.	We note your disclosure that you plan to market the shares in this offering online through Manhattan Street Capital, “including during any ‘test the waters’ phase.” Please file any testing the waters materials as exhibits, and confirm that you will do so with future testing the waters materials. Refer to Item 17.13 of Part III of Form 1-A.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Plan of Distribution and Selling Security Holders—The Online Platform.” We respectfully note that the Company does not intend to engage in “testing the waters” marketing through the online platform. It has filed in this amendment filing, and will continue to file, as an exhibit communications that refer to its offering of securities as testing the waters materials.

Index to Exhibits, page 40

12.	In the Form of Subscription Agreement filed as Exhibit 4.1, we note the disclaimers in paragraph 4(b), entitled “Company Information.” As investors are entitled to rely on your offering circular to make an investment decision, this paragraph appears inappropriate. Please revise.

The Company has revised its Form of Subscription Agreement as requested by the Staff.

Report of Independent Registered Accounting Firm, Page F-1

13.	Please revise the inception date in the first paragraph of the audit report to be consistent with the inception date throughout the filing of February 5, 2019.

The Company has revised its disclosure as requested by the Staff.

Please note that Mr. Eror has resigned as Chief Executive Officer of the Company to pursue other business opportunities, and Mr. Rodney Reum has been appointed to replaced Mr. Eror. If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

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Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Abby L. Adams, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Al Pavot, Securities and Exchange Commission
Rodney Reum, Quara Devices Inc.

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